Exhibit 99.1
NEWS RELEASE
Steven K. Hamp to rejoin Visteon’s board of directors
VAN BUREN TOWNSHIP, Mich., Feb. 22, 2008 — The board of directors of Visteon Corporation (NYSE: VC), a leading supplier of automotive systems and technology, today elected Steven K. Hamp to rejoin the board, effective March 1, 2008. Hamp previously served on Visteon’s board from January 2001 to November 2005.
Hamp, 59, has been the principal of Hamp Advisors LLC, a strategy consulting firm, since March 2007. Before that, he was vice president and chief of staff at Ford Motor Co., a position he held from November 2005 to October 2006. Prior to joining Ford, Hamp served as president of The Henry Ford, a non-profit organization sponsoring historic exhibits. He is also a director of McKinley Corporation, a private real estate investment company located in Ann Arbor, Mich.
“Steve has keen knowledge of Visteon and our business environment, and we are pleased that the company again will benefit from his insight and leadership,” said Michael F. Johnston, Visteon chairman and chief executive officer.
Visteon Corporation is a leading global automotive supplier that designs, engineers and manufactures innovative climate, interior, electronic and lighting products for vehicle manufacturers, and also provides a range of products and services to aftermarket customers. With corporate offices in Van Buren Township, Mich. (U.S.); Shanghai, China; and Kerpen, Germany; the company has facilities in 26 countries and employs approximately 41,500 people.
###
Visteon news releases, photographs and product specification details are available at www.visteon.com
Contacts:

Media:	Investors:
Jim Fisher 734-710-5557 jfishe89@visteon.com	Derek Fiebig 734-710-5800 dfiebig@visteon.com